SIEGEL, LIPMAN, DUNAY, SHEPARD & MISKEL, LLP
5355 Town Center Road, Suite 801
Boca Raton, FL 33486
Writer’s Direct Dial (561) 237-1536
Writer’s Direct Fax (561) 362-6116
September 16, 2008
Melissa Feider, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Consulier Engineering, Inc. Form 8-K filed September 10, 2008 File No. 0-17756
Dear Ms. Collins:
     This letter responds to your letter of Alan R. Simon, Secretary and Treasurer, Consulier Engineering, Inc. (“Consulier”), dated September 15, 2008.
     In response to your sole comment asking that Consulier’s Form 8-K filed on September 10, 2008, be amended to revise the disclosure to state that it is through September 9, 2008, Consulier has today filed an amended Form 8-K with the revised date.
     This is to confirm that:
•	Consulier is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Consulier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Consulier Engineering, Inc.

JLS/bjp